Aetna Life Insurance and Annuity Company
[Aetna Logo]                                        Hartford, Connecticut  06156
                                  SPLIT OPTION
                                 AMENDMENT RIDER


This Amendment Rider allows You, upon election, to exchange this Policy for two individual policies, one on each Insured named in this Policy, subject to the terms of this Rider.

Exchange

This Policy may be exchanged for two single life permanent policies which we make available at the time of Exchange.

The Specified Amount of each new policy will be equal to the Specified Amount of this Policy at the time of the Exchange, multiplied by the stated percentage for each Insured.

The cash available for payment of the initial premium(s) of each new policy will be equal to the stated percentage for each Insured, multiplied by this Policy's Total Account Value at the time of Exchange, less the Loan Account Value plus accrued interest.

The stated percentage for each Insured is shown in the Policy Specifications. If the stated percentage is 0 for an Insured, this Policy may be exchanged for only one policy on the life of the other Insured.

Election

You can elect to exchange this Policy when one of the following events occurs:

1.  Marital divorce of the two Insureds; or

2. a change in the Federal Tax Law which reduces the maximum marital deduction to less than 50% of the value of the estate of one of the Insureds.

Conditions

To elect this option, send Your Written Request and a copy of the divorce decree, if applicable, to Us.

Both Insureds must be alive on the Date of Issue of the new policies if each will be the Insured under a new policy. If the stated percentage on one Insured is 100%, only that Insured must be alive on the Date of Issue of the new policy.

This Policy must be kept in force according to the terms of this Policy until the Date of Issue of the new policy(ies).

In the event of divorce, You may elect to exercise this option either:

1. within 90 days following a two year waiting period measured from the date of the divorce decree. Evidence of insurability will not be required; or

2. within 90 days following the date of the divorce decree. Satisfactory evidence of insurability on each Insured will be required.

In the event of a change in Federal Tax Law, as described above, You may elect this option within six months after the new law becomes effective. Evidence of insurability will be required.

(70227-95)

New Policy

Extra benefit riders may be included on each new policy but only with Our consent.

The Date of Issue of each new policy will equal the surrender date of this Policy.

The Issue Age of each Insured on each new policy will be the Insured's Attained Age on the new policy's Date of Issue.

The first premium for each new policy will be due on its Date of Issue.


This Amendment Rider is attached to and made a part of this Policy. It is signed for Aetna and effective on the Date of Issue of this Policy.


                                        Aetna Life Insurance and Annuity Company

                                                 /s/ Susan W. Schechter
                                                       Secretary


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